UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2008

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Changes of Directors

Tokyo, May 20, 2008 — Mitsubishi UFJ Financial Group, Inc. today announced the following changes of Directors:

1.	Changes of Directors

(1) Candidate Directors (as of June 27, 2008)

Name	New Position	Current Position
Kazuo Takeuchi	Director	Senior Executive Officer Mitsubishi UFJ Securities Co.,Ltd.

Kinya Okauchi	Director	Managing Officer (*) Group Head of Integrated Trust Assets Business Group * Retiring Managing Officer (as of June 26, 2008)

Kaoru Wachi	Director	Executive Officer (*) General Manager of Asset Management and Administration Planning Division of Integrated Trust Assets Business Group * Retiring Executive Officer (as of June 26, 2008)

(2)	Retiring Director (as of June 25, 2008)

Name	New Position	Current Position
Yoshihiro Watanabe	Retiring	Director

(3)	Retiring Directors (as of June 26, 2008)

Name	New Position	Current Position
Hirohisa Aoki	Retiring	Director

Taihei Yuki	Managing Officer Group Head of Integrated Trust Assets Business Group	Director

*    *    *

Contact:

Mitsubishi UFJ Financial Group, Inc.
Public Relations Division
Tel: 81-3-3240-7651

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